Arun Ivatury
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

February 3, 2022

Dear Fellow Maximus Shareholder,

The movement for racial justice escalated by the killings of George Floyd, Ahmaud Arbery and Breonna Taylor and the racially disproportionate impact of the COVID-19 pandemic spurred many companies to acknowledge the existence of systemic racism and pledge to take steps to combat it. Maximus, Inc. (“Maximus” or the “Company”) states on its website that “[s]triving for equity involves intentionally increasing justice and fairness within the policies, practices, and procedures of institutions and systems, as well as in their distribution of resources and authority.”1 According to Maximus’ 2020 ESG Report, “We must treat the pandemic of racism with the same concern, vigilance, and collective commitment we are using to fight the other health pandemic we face.”2

At Maximus’ annual shareholder meeting on March 15, 2022, shareholders can urge the Company to take a critical step toward achieving these goals by voting FOR Proposal #4. Proposal #4 asks Maximus to engage a third party to conduct a racial equity audit and disclose the results of that audit. A racial equity audit would:

•	Analyze the full range of racial impacts caused by Maximus’ business and operations;
•	Help Maximus provide more equitable services to its customers; and
•	Address racial inequities that are curbing economic growth and potentially depressing investors’ returns.

Maximus has responded to pressure to address widespread and longstanding racial injustice in the U.S. through diversity, equity and inclusion (“DE&I”) initiatives.3 Its statement in opposition to the Proposal focuses exclusively on its DE&I efforts,4 though it is noteworthy that none of the 24 executives identified as Maximus’ Executive Committee and Business Leaders is Black.5

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1 https://maximus.com/DEI

2 https://maximus.com/sites/default/files/documents/Maximus-ESG-Report-2020-Final.pdf, at 3.

3 See https://maximus.com/news/maximus-ceo-furthers-companys-commitment-diversity-equity-and-inclusion; https://executivegov.com/2021/05/maximus-commits-to-diversity-and-equity-initiatives-ceo-bruce-caswell-quoted/

4 https://www.sec.gov/Archives/edgar/data/1032220/000114036122002719/ny20001676x1_def14a.htm#tP4, at 77-79.

5 https://maximus.com/leadership

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Maximus has an opportunity and a responsibility to do more, however. The leaders of JUST Capital, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”6

Working to eliminate systemic racism is not only the right thing to do; it benefits the economy. “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said in 2020, “is a yoke that drags on the American economy.”7 A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.8

A racial equity audit would allow Maximus to identify and analyze the racial impacts of its business activities. For example, Maximus administers “welfare-to-work” and other similar programs, in which recipients of government benefits are required to show that they are working a certain amount or performing community service.9 Such requirements create complexity for program participants—for example, participants may misreport their hours worked or have trouble navigating reporting systems10—which increases the likelihood that participants who are satisfying the requirements or who are exempt from them will nonetheless lose benefits.11

Medicaid work requirements disproportionately affect Black families.12 A coalition of 279 health, policy, patients’ rights, and racial justice organizations wrote to then-Secretary of Health and Human Services Alex Azar in 2020 urging the agency to “immediately reject pending proposals to impose punitive work requirements on parents with very low incomes in Alabama, Mississippi, Oklahoma, Tennessee, and South Dakota,” citing evidence that such requirements put Black families at disproportionate risk of losing coverage.13 Some work requirements, including Michigan’s Medicaid work requirement which Maximus administers,14 include exemptions that favor white rural communities.15

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6 https://www.fsg.org/blog/ceo-blueprint-racial-equity

7 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

8 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

9 See Filing on Form 10-K filed on Nov. 18, 2021, at 14, 17.

10 See, e.g., https://www.pbs.org/newshour/show/with-new-work-requirement-thousands-lose-medicaid-coverage-in-arkansas; https://arktimes.com/news/cover-stories/2018/11/19/locked-out-of-medicaid-2?oid=25890378

11 See, e.g., Tracie McMillan, “The War on the War on Poverty,” Mother Jones, Jan. 1, 2019.

12 https://ccf.georgetown.edu/2020/06/02/racial-health-inequities-and-work-requirements/

13 https://ccf.georgetown.edu/wp-content/uploads/2020/12/Medicaid_Supporting-Black-Women-Sign-On-Letter.pdf

14 https://www.fool.com/earnings/call-transcripts/2019/11/19/maximus-mms-q4-2019-earnings-call-transcript.aspx

15 See https://www.vox.com/policy-and-politics/2018/5/3/17315382/medicaid-work-requirements-michigan-race; https://www.washingtonpost.com/opinions/the-gop-is-quietly-crafting-work-requirement-waivers--for-white-people/2018/05/16/fcef4eb8-5928-11e8-8836-a4a123c359ab_story.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Maximus’ proxy statement.

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A racial equity audit would also help Maximus identify practices outside its own employment and business activities that harm non-white stakeholders and communities of color. Although Maximus views its political engagement through the lens of its business as a government contractor,16 it and its political action committee (“PAC”) have supported candidates whose actions harm communities of color. For example, Maximus’ PAC donated to Georgia Governor Brian Kemp, who last year signed into law a bill limiting voting rights; the law has been criticized for targeting Black voters,17 and the Department of Justice sued to invalidate certain provisions, charging that they were “adopted with the intent to deny or abridge Black citizens equal access to the political process.”18

Public policy advocacy, both directly and through trade associations, is a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”19

In 2020 and 2021, Maximus reported lobbying on bills dealing with the Supplemental Nutrition Assistance Program, the American Rescue Plan, and COVID-19 relief.20 Depending on the positions Maximus took, which cannot be ascertained from public disclosures, those lobbying activities could have adverse racial impacts. Maximus’ web site discussion of trade associations provides a link that discloses only two groups, both of which are 527 organizations rather than trade associations.21 Without trade association disclosure, it is not possible to determine whether trade association payments may be used for political or lobbying activities that harm communities of color, but a racial equity audit could make such an assessment.

A racial equity audit would identify adverse impacts and suggest ways for Maximus to fulfill its commitment to increasing justice and fairness. The CEO Blueprint for Racial Equity asserts that “to drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems, and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”22

For the reasons discussed above, we urge you to vote FOR Proposal 4 on Maximus’ proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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16 See https://maximus.com/government-relations

17 https://www.cnn.com/2021/03/26/politics/georgia-voting-law-black-voters/index.html

18 https://www.npr.org/2021/06/26/1010606306/doj-says-georgias-new-voting-law-restricts-the-black-vote

19 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

20 https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2021&id=D000027466; https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2020&id=D000027466

21 https://maximus.com/government-relations; https://maximus.com/sites/default/files/images/paragraphs/numbers.png

22 https://www.fsg.org/blog/ceo-blueprint-racial-equity

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Maximus’ proxy statement.